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EXHIBIT 23.2




                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of ICU Medical, Inc. on Form S-8 of our report dated March 10, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures and the adjustment of financial statement amounts for a three-for-two stock split related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and adjustments), appearing in the Annual Report on Form 10-K of ICU Medical, Inc. for the year ended December 31, 2003.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Costa Mesa, California
May 19, 2004